

May 24, 2013

<u>Via E-mail</u>
Kevin Reddy
Chairman and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

> **Re:** **Noodles & Company**
> **Registration Statement on Form S-1**
> **Filed May 23, 2013**
> **File No. 333-188783**

Dear Mr. Reddy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide a currently dated consent of the independent registered public accounting firm in future amendments to your Form S-1 registration statement.

2. We note your response to our prior comment 4 and reissue in part. Please revise your prospectus to remove marketing language that is non-substantiable such as your descriptive statement that you believe you have a "compelling" value proposition on pages 1 and 63.

3. We note your response to our prior comment 6 and reissue. Please provide support for the following statements:
   - "40% of our guests visit our restaurants at least once each month" on pages 3 and 63;

- "In 2012, our company owned restaurant contribution margin … was 20.3% for all restaurants and 22.3% for restaurants in the comparable base, placing us in the top-tier of the restaurant industry" on pages 2 and 62; and
- you are "a category of one restaurant concept" on pages 2 and 64.

4. We note your response to our prior comment 8 and reissue. We note that the term "guest" does not appear to clearly represent the reality of the business transaction that takes place when a person purchases goods or services and is required to provide monetary value in return for such goods or services. We note that the prospectus is an offering document addressed to potential investors which should describe your business and the securities offered therein. Investors are entitled to rely on the prospectus as a business document in order to make an informed business decision to invest in your securities. Please revise.

5. We note your response to our prior comment 9 and reissue. We continue to believe that the use of compound growth rates does not provide investors a picture of events that occurred during the period being discussed. Please revise the first full paragraph on pages 1 and 63 to remove the references to "compound annual growth rates" and "CAGRs" as these appear to represent two discrete snapshots in time, but do not show trends or events during the period represented.

Prospectus Summary, page 1

Noodles & Company, page 1

6. We note your response to our prior comment 12 and reissue in part. Please provide us with the copy of the Technomic report that supports the statistics you relied on in your prior response to our comment. We also note that you compare your recent growth to the growth of the restaurant industry as a whole. We note, however, that you are in the fast casual segment of the restaurant industry, which has done well in the last several years because the weak U.S. economy has caused many consumers to move out of the casual dining segment and into the fast casual dining segment. As such, the comparison of your growth rates to the growth rates of the restaurant industry as a whole, which has suffered significantly in the 2008 recession and is only now beginning to grow at a slow rate, appears to be misplaced. Please revise or advise.

Leading Restaurant Growth and Performance, page 1

7. We note your response to our prior comment 15 and reissue in part. We also note your revised disclosure that you project to grow to 2,500 restaurants across the United States in the next 15-20 years. Please revise to include appropriate balancing language that there is no guarantee that this projection will be achieved. Alternatively, revise to remove such disclosure.

8. Please balance the last two paragraphs under this subsection to clarify that your comparable restaurant sales growth and cash-on-cash return rates may not continue at similar rates. Please revise page 64 accordingly.

Our Industry, page 2

9. We note your response to our prior comment 19 and reissue. Please revise the second paragraph to remove references to your competitors or substantiate your claims. Also explain what you mean when you state that you "have a larger addressable market for lunch and dinner" and revise the claim to state as a belief.

Improving Our Performance, page 5

10. Please revise the fourth bulleted point to state as a belief of management that your development team creates "innovative" limited time offers.

Our Equity Sponsors, page 5

11. We note your response to our prior comment 25 and your revised disclosure on page 89. Please revise your disclosure in this section to specify the amount that you paid the Sponsors to repay the subordinated notes in 2011 and management service fees and Class C dividends in 2012.

Summary Consolidated Financial Data, page 8

12. We refer to your reconciliation of net income to pro forma net income on page 10. Please revise footnote (6)(a) to disclose the interest rate used to compute the fee for the unused commitment fee. Furthermore, please clarify why you would incur amortization expense for loan origination fees for debt that has been paid off.

13. Please explain how adjustment (c) is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. Alternatively, revise to eliminate the pro forma adjustment for estimated incremental public company costs.

14. We note from the first paragraph of footnote (6)(iii) that pro forma net income reflects the acceleration of stock option vesting and the associated expense. Please tell us where this adjustment is reflected in the reconciliation of pro forma net income on page 10. Furthermore, please explain how such adjustment has a continuing impact on your results of operations as required by Rule 11-02(b)(6) of Regulation S-X.

Dividend Policy, page 32

15. We note your response to our prior comment 56. We further note that you do not anticipate paying any cash dividends in the foreseeable future. Please revise page 32 to discuss the reason why you paid dividends to Catterton and Argentia.

Dilution, page 35

16. We note your response to our prior comment 34 but are still unable to determine how your net tangible book value was determined. Please provide us with your calculation of net tangible book value of $11.5 million on April 2, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 53

Contractual Obligations, page 55

17. We note that the total of long-term debt and credit facility of $99,509, as shown in the table on page 55, do not agree with the long-term debt and current portion of long-term debt on the balance sheet of $100,259 on April 2, 2013. Please reconcile and revise these amounts.

Stock-Based Compensation Expense, page 57

Determination of the Fair Value of Common Stock, page 59

18. We note from your response to our prior comment 40 and from the disclosure provided on page 60 that the marketability discount used in the valuations of your common shares ranged from a low of 8% to a high of 25% and the discount applied at each point in time was reflective of the company's assessment of an appropriate discount to be applied, given the anticipated likelihood of a liquidity event. Please note that it is generally the staff's position that the use of marketability discounts in excess of 15% is not appropriate unless there are long term restrictions impacting the marketability of the related shares. Please tell us the period or periods in which the company used marketability discounts in excess of 15% for purposes of valuing its shares and explain in further detail why you believe the use of these marketability discounts was appropriate. We may have further comment upon review of your response.

19. We note that since an initial public offering price has not yet been provided, you are deferring disclosure of significant factors contributing to the difference between the fair value of common stock as of each grant date and the estimated initial public offering price. Once an initial public offering price is established, please revise your discussion of

your option grants during the twelve month period preceding your expected public offering to include a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated initial public offering price. Also, as requested in our prior comment 42, please revise MD&A to explain why management chose not to obtain contemporaneous valuation by an unrelated valuation specialist of the company's common shares in connection with its various stock-based compensation grants. Your revised disclosures should be in a level of detail consistent with that provided in your response to our prior comment 42.

Executive Compensation, page 81

2012 Summary Compensation Table, page 81

20. We note your response to our prior comment 50. Please confirm in your response letter to us that Mr. Boenninghausen's compensation for fiscal year 2012 was less than your two most highly compensated officers, other than your principal executive officer.

Certain Relationships and Related Transactions, page 89

21. We note from the disclosure added on page 89 that in connection with the 2010 Equity Recapitalization you obtained $45 million of bridge financing from your sponsors. Please revise Note 4 to your financial statements to disclose that the bridge financing was obtained from your sponsors and disclose the identity of such sponsors.

Financial Statements, page F-1

22. We note from the discussion on page 7 and elsewhere in the registration statement that you will complete a reverse stock split of Class A and Class B common shares upon the closing of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

23. We note from your response to prior comment 63 that the one share of Class C common stock held by Argentia will be redeemed immediately prior to the initial public offering. We further note that no consideration will be given for the redemption of this share of Class C common stock. Please explain whether any other form of consideration other than cash will be given as consideration for the redemption of the Class C common share. In the event that no consideration in any form will be paid, please explain why Argentia is willing to forgo such consideration and explain the business purpose of the transaction.

Notes to Consolidated Financial Statements, page F-8

2. Equity Recapitalization, page F-13

24. We note your response to prior comment 69. Please tell us and revise Note 2 to explain the following:

- Your response indicates that 100% of the shares of preferred stock or 3,006,784 shares were owned by one investor and were converted into 6,013,568 shares of common stock immediately prior to the merger. Please reconcile this to the 10,223,066 shares of preferred stock that were converted into 20,446,131 shares of common stock on your consolidated statement of equity on page F-6. Upon clarification, please again indicate the conversion terms used to convert the 10,223,066 Series A preferred shares into common shares in connection with merger and indicate the nature of the consideration received by such parties as part of this transaction.

- Please revise note 2 to indicate the number of Class A common shares, Class B common shares and Class C common shares that were issued to Catterton and Argentia in exchange for their investment. Please also disclose in Note 2 the nature and amount of the investment that was made by each of these parties as part of the merger transaction.

- Your response to our prior comment 69 indicates that prior to the effectiveness of the merger transaction, you had 12,449,220 shares of common stock outstanding. Please reconcile these shares with the 42,500,585 shares of outstanding common stock reflected in your statement of changes in shareholders' equity prior to the merger (such as the beginning balance of 42,396,616 shares plus the 103,969 issued upon exercise of stock options).

- For any shareholders that received non-cash consideration, such as rollover shares, please indicate in Note 2 how the amount of rollover shares received was determined and indicate the nature and amount of any ownership interest held by these parties following the completion of this transaction.

25. We note from your response to our prior comment 70 that you considered whether any investor had obtained control of Noodles & Company following completion of the transaction. Given that Catterton-Noodles, LLC held shares representing approximately 62% of your voting shares following completion of the transaction, please revise Note 2 to explain why you do not believe Catterton-Noodles, LLC has control over the company's operations following the transaction. Your revised disclosure should be presented in a level of detail consistent with that provided on page 26 of your response to our prior comment 70.

26. We note from your response to our prior comment 70 that for purposes of assessing whether the guidance on push-down accounting should be applied, the company evaluated whether the new investors and any rollover investors constitute a collaborative group under the SEC's guidance in ASC 805-50-S99 and concluded that new investors and management are a collaborative group. Please revise your disclosure in Note 2 to the financial statements to explain who you determined to be part of this collaborative group and why they were included in such group. Your revised disclosure should also explain why you did not apply push-down accounting in Noodles & Company's financial statements following the transaction. Your revised disclosure should be presented in a level of detail consistent with that provided on pages 26 and 27 of your response to our prior comment 70.

27. We note the disclosure that have been added to Note 2 in response to our prior comment 72, in which you indicate that in connection with the equity recapitalization, all outstanding stock options were cancelled in exchange for payments in cash or equity in the surviving entity, with intrinsic value of $17,494,531, calculated as the fair market value in excess of the exercise price at the time of settlement. We also note that the total rollover equity related to outstanding equity was $3.6 million. Please explain why the net of these amounts, or approximately $13,895,000, does not agree with the amount reflected in your consolidated statement of changes in equity described as "cash settlement of outstanding options, net of rollover equity of $11,294,000. In addition, please explain why the amount reflected in your consolidated statement of equity of $11,294,000 does not agree with the amount reflected in your cash flow statement of $7,264,000. Please advise or revise as appropriate.

10. Stock-Based Compensation, page F-22

28. We note the changes made to Note 10 in response to our prior comment 43 but do not believe the changes made were fully responsive to our prior comment. As previously requested, please revise Note 10 to indicate whether the valuation used to determine the fair value of your stock-based compensation grants during the twelve months preceding the latest balance sheet date presented was contemporaneous or retrospective and indicate whether it was prepared by a related party.

29. We note the disclosure added to Note 10 in response to our prior comment 73. Please revise to disclose the fair value of the company's common shares on January 1, 2013 that was used to calculate the intrinsic value of the company's outstanding options, options vested and expected to vest and exercisable options.

16. Related-Party Transactions, page F-28

30. We note from the company's response to our prior comment 78 that note 16 and MD&A have been revised to disclose the existence of the control relationship that exists with respect to the company's shares. However, we are unable to locate the disclosure in

MD&A and Note 16 referenced in your response. As requested in our prior comment, please revise Note 16 and MD&A to disclose the existence of any control relationship that exists with respect to the company's shares due to the fact that Catterton and Argentia own approximately 90% of the company's common shares.

Item 15. Recent Sales of Unregistered Securities, page II-3.

31. We note your revised disclosure in response to our prior comment 79. However, the revised disclosure on page II-3 now indicates that 40,272,391 shares were issued to new and existing investors. Please reconcile this disclosure with the disclosure regarding issuance of common stock on page F-6 of 36,200,001 shares.

32. In a related matter, your revised disclosure on page II-3 states that aggregate consideration received in the transaction was $201 million. Please reconcile this amount with the $181 million received for the newly issued shares as indicated in your response to our prior comment 69 and with the amount disclosed in your consolidated statement of changes in equity of $174,042. Please revise pages II-3 and note 2 to your financial statements to clarify the shares issued and consideration received.

33. We note your response to our prior comment 80, but continue to note that the number of options exercised, as disclose on page II-3 of 101,167, does not agree to amounts reflected as exercised in Note 10 to the company's financial statements. Please reconcile and revise these numbers.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34. We note your response to our prior comment 81 and reissue. You state that the management services agreement and the Class C dividend agreement will be terminated prior to the proposed offering. We believe, however, that these agreements are nevertheless important to your potential investors and their understanding of the structure of this initial public offering transaction. Please file the management services agreement and Class C dividend agreement as exhibits to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Kevin Reddy
Noodles & Company
May 24, 2013
Page 9

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Andrew Fabens, Esq.
Gibson, Dunn & Crutcher LLP